Exhibit 99(a)(8)

                       SUPPLEMENT DATED FEBRUARY 10, 1998,
                        TO THE OFFER TO PURCHASE FOR CASH
        UP TO 707,000 OUTSTANDING SHARES OF COMMON STOCK, $.10 PAR VALUE
                                       OF
                        SECURITY INVESTMENTS GROUP, INC.
                                  AT A PRICE OF
                              $2.00 NET PER SHARE,
                                       BY
          ALLIANCE STANDARD III L.L.C. AND ALLIANCE STANDARD III CORP.
--------------------------------------------------------------------------------

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
               NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 26, 1998,
                          UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------



      This supplement (the "Supplement") amends and supplements the Offer to Purchase dated January 21, 1997 (the "Original Offer to Purchase," and, as supplemented and amended hereby, the "Offer to Purchase"), of Alliance Standard III, L.L.C. ("Purchaser LLC"), a Delaware limited liability company wholly owned by LJ Investments, L.L.C. ("Investments LLC"), a Delaware limited liability company, and Alliance Standard III Corp. ("Purchaser Corp.," and collectively with Purchaser LLC, the "Purchasers"), a British Virgin Islands corporation wholly owned by LJ Investments Corp. ("Investments Corp." and collectively with Investments LLC, the "Funds"), a British Virgin Islands corporation. Capitalized terms used but not otherwise defined herein have the meanings established in the Original Offer to Purchase.

      Pursuant to the Offer to Purchase, the Purchasers are offering to purchase up to 707,000 outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of Security Investments Group, Inc., a Delaware corporation (the "Company"), at a price of $2.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, collectively constitute the "Offer"). The Original Offer to Purchase provided that the Purchasers offered to purchase up to 1,000,000 Shares. However, in the Original Offer to Purchase, the Purchasers reserved the right to purchase only up to 707,000 shares if the board of directors of the Company did not approve, within the meaning of ss.203 of the Delaware General Corporation Law (the "DGCL"), the Purchasers' acquisition of Shares pursuant to the Offer. On February 3, 1998, the Company filed a recommendation statement on Schedule 14D-9, which stated that the Company's board of directors had reviewed the Offer but failed to state that such approval would be granted. Accordingly, the Offer is hereby amended to provide that the Purchasers will offer to purchase up to 707,000 Shares.

      The Expiration Date has been extended to Thursday, February 26, 1998. Any reference in the Offer to Purchase (including the Letter of Transmittal) to the Expiration Date shall mean such time.

681475.7
                                                         1

      The Original Offer to Purchase is hereby further amended and supplemented as follows:

COVER PAGE OF THE ORIGINAL OFFER TO PURCHASE. The following paragraph is added to page 2 of the cover page of the Original Offer to Purchase:

         "The Purchasers will pay the soliciting dealer's fees described in "Introduction" and Section 15 only if the person tendering Shares designates a dealer as the soliciting dealer in the applicable Letter of Transmittal. See "Introduction," Section 15 and the Letters of Transmittal."

INTRODUCTION. The following language is hereby inserted in place of the first sentence of the last paragraph on page 1 of the Original Offer to Purchase:

      "The Purchasers will pay soliciting dealer's fees of $0.20 per Share to brokers, dealers and other persons for soliciting tenders of Shares from their clients pursuant to the Offer, provided, however, that no such fees will be paid with respect to Shares beneficially owned by such brokers, dealers or other persons. No such fees will be paid to a soliciting broker, dealer or other person in respect of Shares registered in the name of such broker, dealer or other person unless such Shares are held by such broker, dealer or other person as nominee and such Shares are being tendered for the benefit of beneficial owners identified in the applicable Letter of Transmittal."

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following sentence is added as the third sentence of the paragraph carrying over from page 12 to page 13 of the Original Offer to Purchase:

      "Holders of Shares who previously claimed a deduction with respect to their Shares on the basis that they were worthless securities will generally have a zero basis with respect to their Shares and thus will recognize gain in an amount equal to the cash received by them pursuant to the Offer. "


681475.7
                                                         2

8. CERTAIN INFORMATION CONCERNING THE COMPANIES. The third full paragraph on page 18 is amended to read in its entirety as follows:

           "On December 22, 1997, the Claims Court ruled in favor of the plaintiffs on the issue of liability in four cases involving financial institutions other than Security Savings. These four cases were selected as "Test Cases" for the purposes of extending summary judgment from the Supreme Court's decision in the Winstar Litigation. The Claims Court ordered that, in all Winstar-related cases where there are pending summary judgment motions or cross-motions filed by plaintiffs, the defendant must show cause, within 60 days after December 22, 1997, why those motions should not be granted, and liability found on all Winstar contract issues based upon its December 22, 1997 decision. The government has vigorously defended its position as to both liability and damages. No assurance as to the outcome of this process can be made. On February 5, 1998, the holding company of Coast Federal Savings Bank FSB, a thrift institution which is prosecuting a Winstar-type action against the government, issued a press release regarding its pending lawsuit, which press release is attached hereto as Annex E. Purchasers are unable to predict what impact, if any, the information disclosed in the press release will have with respect to the Action. Shareholders are urged to follow developments in the Winstar Litigation through their brokers, other financial and legal advisors, business information media and other sources."

      The following four paragraphs are hereby inserted after the fifth full paragraph of on page 20 of the Original Offer to Purchase:

           "Representatives of the Purchasers and their advisors have had telephone discussions with representatives of the Company and its counsel. In these discussions, the representatives of the Purchasers and their advisors informed the representatives of the Company and its counsel that the Purchasers have commenced this Offer and summarized the terms thereof. The representatives of the Purchasers requested that the board of directors of the Company provide its approval of the Purchasers' acquisition of the Shares in accordance with Section 203 of the DGCL. On February 3, 1998, the Company filed a Recommendation Statement on Schedule 14D-9, which stated that the Company's board of directors had reviewed the Offer but did not indicate that such approval would granted.

      "The representatives of the Purchasers also requested access to the list of holders of the Shares, and noted the written request by the Purchasers for such list made pursuant to Rule 14d-5 under the Exchange Act. The Company has provided such list for the Purchasers' use in mailing the Offer to Purchase.


681475.7
                                                   3

9. CERTAIN INFORMATION CONCERNING THE PURCHASERS AND THE FUNDS. The fourth sentence in the first paragraph of Section 9, on page 21 of the Original Offer to Purchase, is replaced by the following:

    "The business of Investments LLC and Investments Corp. is to hold the equity interests in the Purchasers and other similar entities."

      The first full paragraph on page 26 of the Original Offer to Purchase is replaced by the following:

           "The Purchasers have now been fully capitalized and hold cash and cash equivalents in an aggregate amount equal to approximately $2,000,000, which is sufficient to cover the cost and expenses of the Offer. The Purchasers have agreed to allocate between themselves the Shares purchased hereunder at the time of acceptance for payment of the Shares. Balance sheets of Purchaser LLC and Purchaser Corp. are attached hereto as Annex C and Annex D, respectively."

13. CERTAIN CONDITIONS OF THE OFFER. The phrase "prior to the Expiration Date" is hereby inserted at the end of the lead-in paragraph which appears on Page 25 of the Original Offer to Purchase prior to the list of conditions to the Offer.

      All references in Section 13 of the Original Offer to Purchase to the "sole discretion" and the "sole judgment" of the Purchasers are hereby changed to the "reasonable discretion" and the "reasonable judgment," respectively, of the Purchasers.

15. FEES AND EXPENSES. The following language is hereby inserted in place of the first sentence of the third full paragraph on page 30 of the Original Offer to
Purchase:

      "The Purchasers will pay soliciting dealer's fees of $0.20 per Share to brokers, dealers and other persons for soliciting tenders of Shares from their clients pursuant to the Offer, provided, however, that no such fees will be paid with respect to Shares beneficially owned by such brokers, dealers or other persons. No such fees will be paid to a soliciting broker, dealer or other person in respect of Shares registered in the name of such broker, dealer or other person unless such Shares are held by such broker, dealer or other person as nominee and such Shares are being tendered for the benefit of beneficial owners identified in the applicable Letter of Transmittal."



      Annex C, Annex D and Annex E attached hereto are a part of this Supplement and are hereby made a part of the Offer to Purchase.

      The date of this Supplement is February 10, 1998.

681475.7
                                                         4

                                                                         ANNEX C

                          Alliance Standard III L.L.C.
                                  Balance Sheet
                                   (Unaudited)
                                    11-Feb-98


Assets:

Cash                                                                  $1,111,425
                                                                      ----------

Total Assets                                                          $1,111,425
                                                                      ==========

Liabilities and Member's Equity:

Total Liabilities                                                              -

Member's Equity                                                       $1,111,425
                                                                      ----------

Total Liabilities and Member's Equity                                 $1,111,425
                                                                      ==========


681475.7

                                                                         ANNEX D

                                   Alliance Standard III Corp.
                                          Balance Sheet
                                           (Unaudited)
                                            11-Feb-98


Assets:

Cash                                                                    $888,575
                                                                        --------

Total Assets                                                            $888,575
                                                                        ========

Liabilities and Shareholder's Equity:

Total Liabilities                                                              -

Member's Equity                                                         $888,575
                                                                        --------

Total Liabilities and Shareholder's Equity                              $888,575
                                                                        ========

681475.7

                                                                         ANNEX E



Coast Announces Government Proposal to

Discuss Out-of-Court Resolution of Regulatory Capital Litigation, and Nasdaq Approval to List CPR Certificates

      Business Editors & Banking Writers

      LOS ANGELES--(BUSINESS WIRE)--Feb. 5, 1998--Coast Savings Financial Inc. (NYSE:CSA) (PSE:CSA), the holding company of Coast Federal Bank FSB, Thursday announced that attorneys for Coast had received a letter from the Department of Justice regarding the bank's pending lawsuit against the United States government with respect to the government's alleged breach of an agreement to treat certain amounts as a permanent addition to the bank's regulatory capital.

      In that letter, the Justice Department stated that it believes "it may be productive for the parties to discuss an out-of-court resolution of the plaintiff's claim for a capital credit to its net worth." In addition, the letter stated that "(i)n order to determine whether settlement is possible, we would need additional information about this claim, particularly (the bank's) damages theories and their factual bases."

      The letter also stated that following an exchange of information, "if appropriate (the Department of Justice) would be willing to consider referring the claim, or certain specified issues, to a neutral for alternative dispute resolution."

      The company and its attorneys believe that this letter does not constitute a settlement offer or an admission of liability by the government, and the bank has not yet determined whether or how to respond to the letter. Furthermore, even if discussions are held, no assurance can be given that such discussions would lead to a settlement or to an agreement to submit the bank's claim for damages against the government or any issues to any form of alternative dispute resolution.

      The bank's attorneys were informed by the Department of Justice that similar correspondence has been delivered to other plaintiffs with regulatory "capital credit" claims against the government.

      In a separate development, the company announced that the Nasdaq has approved the Contingent Payment Right Certificates (CPR Certificates) for listing on the Nasdaq's National Market, subject only to their issuance in connection with the consummation of the proposed merger with H.F. Ahmanson.

      Assuming the proposed merger is consummated, the company expects that the CPR Certificates will be listed for trading under the symbol CCPRZ.